Mail Stop 4561

July 7, 2009

James M. Whitehurst
Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed April 29, 2009**
> **File No. 001-33162**

Dear Mr. Whitehurst:

  We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 1. Business

1. We note in your earnings call on June 24, 2009 that some of your customers began signing long-term deals but are deciding to pay one year at a time instead of three years up front. Tell us the total contract value of all of your non-cancellable subscription agreements at February 28, 2009 and May 31, 2009 and tell us how you considered disclosing this information in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 38

2.   We note your statement that disclaims responsibility for the disclosure in the stock performance graph: "Information used in the graph was obtained from our compensation consultant, a source management believes to be reliable, but the Company is not responsible for any errors or omissions in such information." The company is responsible for the accuracy and completeness of all disclosure it includes in its periodic filings. Please revise to eliminate statements that are inconsistent with your reporting responsibilities.

Item 8. Financial Statements and Supplementary Data

Note 15 – Legal Proceedings, page 100

3.   There appear to be a number of pending lawsuits for which you indicate that an adverse resolution could have a material adverse effect on the company's financial position and results of operations. We note your disclosure on page 28 indicating that you are unable to estimate the possible range of damages that might be incurred in connection with the July 2004 class action lawsuit. However, for all other outstanding legal claims, please tell us how you considered paragraphs 9 and 10 of SFAS 5 by disclosing either (a) the estimated loss, or range of loss, that is reasonably possible or (b) that such an estimate cannot be made. Additionally, provide us with the amounts accrued, by case, for each year presented.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed June 26, 2009)

Compensation Discussion and Analysis

Annual Cash Bonus

Bonus Amount Based on Company Performance, page 33

4.   You disclose that for fiscal 2009, 75% of the cash bonus opportunity for each of your named executive officers under your executive variable compensation plan is based on achievement of company performance targets for "GAAP net revenues, GAAP cash flow from operations and non-GAAP operating margin (excluding SFAS 123R impact)." You also disclose that in calculating 2009 payouts, the compensation committee "adjusted actual results to eliminate the impact of certain non-recurring items…." Please identify in your response letter which non-

recurring items were excluded in determining the extent of achievement of the applicable corporate performance target(s). In this regard, we note that the figure ($242 million) presented as adjusted actual results for GAAP Operating Cash Flow in the table in this section differs from the figure ($236.4 million) presented as "Net cash provided by operating activities" for fiscal 2009 in the consolidated statement of cash flows contained in your Form 10-K. In your response letter and in future filings, as applicable, please clearly explain how target levels and actual performance levels are calculated from your audited financial statements.

Bonus Amount Based on Individual Performance, page 34

5.   We note your disclosure that 25% of the cash bonus opportunity for each of your named executive officers under your executive variable compensation plan is based on achievement of individual goals that relate to certain elements of your business plan. Each element of individual performance or contribution taken into account in setting bonuses for your named executive officers should be identified with specificity, to the extent material to an understanding of your compensation policies and decisions. In this regard, please provide a more detailed description of the individual performance goals related to "business strategy and implementation" and "operational improvements" that were used to determine cash bonuses for fiscal 2009. See Item 402(b)(2)(vii) of Regulation S-K. If you believe that more detailed disclosure of these qualitative and/or quantitative performance goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, as you suggest in the first paragraph on page 34, please provide a detailed supplemental analysis supporting your conclusion.

6.   In addition, you state on page 34 that your performance targets for individual goals "are designed to be achievable through sustained effort on the part of the executives consistent with [y]our business plan." In your response letter, and in future filings, as applicable, please provide a more meaningful description of the level of difficulty or likelihood of achieving the undisclosed target levels. For example, you may wish to discuss historical levels of achievement of individual goals by your executives for purposes of the executive variable compensation plan. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Equity Compensation, page 34

7.   The Grants of Plan-Based Awards table reflects restricted stock award grants to each of your named executive officers made on May 27, 2008, but you do not appear to have specifically addressed these awards in your discussion of equity compensation. We note in this regard the disclosure on page 34 describing generally how the compensation committee determined the mix of performance share units and restricted stock awards granted in fiscal 2009. Please explain

more clearly what the restricted stock awards are designed to reward and how the amounts of the restricted stock awards to each of your executive officers in fiscal 2009 were determined. Please include conforming disclosure to the extent applicable in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief